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November 8, 2012	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold reports record profit from operations of $18.3 million for Q3 2012

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its third quarter of 2012 financial results for the period ended September 30, 2012. For comparative purposes, Q3 2011 below refers to the three months ended September 30, 2011. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the Q3 2012 management discussion and analysis and condensed interim consolidated financial statements for complete information.

Q3 2012 HIGHLIGHTS

-	Metal revenues were $41.7 million, compared to $28.2 million during the same prior year period. This represents a 48% increase over the prior year.

-	Profit from operations was $18.3 million, compared to $10.3 million during the same prior year period. This represents a 77% increase over the prior year.

-	Cash flows from operations were $14.5 million, compared to $7.8 million during the same prior year period. This represents an 85% increase over the prior year.

-	Cash increased to $28.3 million at September 30, 2012 after investing $7.2 million in exploration and plant expansion. Cash at September 30, 2011 was $7.0 million after investing $11.9 million in exploration and plant expansion.

-	The Company produced a record 25,153 ounces of gold and sold 25,153 ounces of gold, compared to 17,287 and 16,917, respectively, during the same prior year period. This represents a 46% and 49% increase of ounces produced and sold, respectively, over the prior year.

-	The Company’s cash cost per ounce on a by-product basis was $715, compared to $580 during Q3 2011 and $758 during Q2 2012. The increase over prior year is the result of global price increases in consumables used in gold production as well as increased quantities of consumables used. The quarter over quarter decrease is attributed to the higher number of ounces sold, increased production efficiencies in the current quarter, and that Q2 2012 included variable compensation of $0.3 million relating to 2011 ($14 per gold ounce).

-	The Company tripled its earnings per share to $0.09, compared to $0.03 during the same prior year period.

-	The drill program for the San Francisco Gold Project continued in Q3 2012 and during October, 2012 was expanded to 100,000 meters for calendar 2012:

  A total of 5,523 meters of drilling were completed in and around the San Francisco pit (YTD 2012: 10,900 meters).

  A total of 28,061 meters were drilled in the current quarter on the La Chicharra open pit gold mine located 1.5 kilometres west of the San Francisco pit (YTD 2012: 44,362 meters).

-	A 5,000 meter core drill program at the San Onesimo project in Zacatecas, Mexico, commenced in July, 2012.

SUMMARIZED INTERIM FINANCIAL STATEMENTS AND OPERATING RESULTS

In US dollars unless otherwise indicated	Quarter Ended September 30, 2012	Quarter Ended September 30, 2011
Gold sold (oz)	25,153	16,917
Silver sold (oz)	13,857	8,640
Metal revenues	$41,748,393	$28,248,994
Production costs, excluding depletion and depreciation	$18,408,339	$10,155,428
Profit from operations	$18,338,295	$10,333,849
Earnings	$13,098,975	$3,596,399
Earnings per share, basic and diluted	$0.09	$0.03
Cash flows from operations	$14,506,525	$7,820,924
Total cash, end of period	$28,276,536	$6,988,376
Total assets, end of period	$199,736,515	$150,276,191
Total by-product cash costs per gold ounce	$715	$580
Average realized gold price per ounce	$1,660	$1,702

“Q3 was a strong quarter operationally as demonstrated by increased profit from operations” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. The Company is realizing significant free cash flow and it continues to fund all of its operations, expansion and drilling from existing cash flows. The Company believes it is well positioned to continue realizing current gold prices, generating strong margins and increased cash flow from operations.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.